[Cascal Letterhead]
April 14, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010
Attn: Mr. H. Christopher Owings
         Assistant Director
Re:  Cascal N.V.
        Form 20-F for the Fiscal Year Ended March 31, 2009
        Filed July 1, 2009
        File No. 001-33921
Dear Mr. Owings:
     This letter sets forth the responses of Cascal N.V. (“Cascal” or the “Company”) to the comments the Company received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 15, 2010 to Jonathan Lamb, General Counsel and Company Secretary.
     For your convenience, we have included herein each of the Staff’s comments in italics, and the Company’s responses are set forth immediately below the corresponding Staff comment.
General
1.	With a view toward disclosure in a future Form 6-K or Form 20-F, please tell us whether any of your water or wastewater facilities in Chile sustained material damage in the recent earthquake. If so, please also tell us whether you expect the damage will have a material adverse effect on your results of operations or financial condition.
Our water or wastewater facilities in Chile are located in and around Santiago and in and around Antofagasta. Santiago is over 250 miles, and Antofagasta is over 900 miles, north east of the epicenter of the recent earthquake in Chile. Due to the distance between the epicenter and our operations in Chile, our operations have not sustained any material damage in the recent earthquake to our knowledge. There was however some minor disruption to our operations due to loss of power for a short period of time.

Form 20-F for the Fiscal Year Ended March 31, 2009
Item 4. Information on the Company, page 23
D. Property, plants and equipment, page 41
2.	Please revise to indicate under this heading whether you own or lease the assets described under this heading. Refer to Item 4.D. of Form 20-F.
Our material tangible fixed assets are generally described under Item 4.D. Primarily these assets relate to our provision of water and wastewater services. As noted in Item 4.B (Information on the Company—Business Overview-Overview) of our Form 20-F for the fiscal year ended March 31, 2009, and other places therein, we provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory.
Under some of these long-term contracts or licenses, our rights to use real property described in Item 4.D. arise from “lease” documentation, but the term of those leases is co-terminous with our rights to provide the related water and wastewater services. Therefore, we do not believe identifying which of these assets are “owned” and which of these assets are “leased” will materially aid a reader’s understanding of our fixed assets and their relationship to our business because we have the legal right to use the assets for as long as we are providing the service but no longer.
South Africa (Siza Water/water and wastewater), page 42
3.	Please revise to describe the water facilities for Siza Water in South Africa.
Siza Water does not have any water treatment plants. Siza Water purchases its bulk potable water through a purchase agreement with Umgeni Water the local water supply company. Siza Water then provides water to a local population of approximately 54,000 through either direct household connections or standpipes. About half of the population is served by household connections and all of these are connected to the wastewater system. Although Siza Water does not have any water facilities as such, we intend to update this description of the water facilities of Siza Water in our future Forms 20-F.
4.	We note your disclosure in the last paragraph of Item 4 on page 43. If you have any material plans to construct, expand or improve facilities that are not disclosed under this heading, please revise your disclosure to describe the nature of and reason for the plan or plans, an estimate of the amount of expenditures including the amount of expenditures already paid, a description of the method of financing the activity or activities, the estimated dates of start and completion of the activity or activities, and the increase of production capacity anticipated after completion.
At the time of the filing of our Form 20-F for the fiscal year ended March 31, 2009, there were no plans for material capital expenditure projects other than those identified in our Form 20-F (see pages 81-82). In the future we will list in Item 4.D. all of the projects described in Item 5 under our discussion of capital expenditures in Item 4.D. or provide a cross-reference to Item 5.
Item 15. Controls and Procedures, page 113
Management’s Annual Report on Internal Control over Financial Reporting, page 114
5.	Please revise to provide management’s conclusion regarding the effectiveness of your internal control over financial reporting as of the end of the period covered by the report. Refer to Item 15(b)(3) of Form 20-F.
We will provide management’s conclusion regarding the effectiveness of our internal control over financial reporting in our future Forms 20-F.
Changes in Internal Control over Financial Reporting, page 114
6.	We note that management has worked on a number of projects whose objectives were to make improvements to internal control over financial reporting and that a significant number of these improvement projects involved the design of key controls. Please expand your disclosure to discuss the specific improvements and changes in internal controls over financial reporting that were implemented during the year. Please also highlight any changes that were made to remediate material weaknesses.
Our Form 20-F for the fiscal year ended March 31, 2009 represented the first time we were required to evaluate our internal controls over financial reporting under Rule 13a-15(d). As a consequence, during the fiscal year ended March 31, 2009 Cascal completed the process of setting up our internal controls framework, including the documentation and formalization of control processes.
Since the end of the last fiscal year, management has strengthened the Company’s controls by widening the sources from which it obtains information over developments in US GAAP. Previously management did not make sufficient use of professional third party interpretations of US GAAP in light of specific events that did not form part of the framework of FASB standards and interpretations.
To address this issue management has subscribed to several services that provide access to interpretations of accounting issues. The outputs of these services are reviewed by our management on a periodic basis alongside changes in Cascal’s businesses and the legal, taxation and accounting frameworks in the jurisdictions in which we operate in order to identify possible US GAAP differences in the future.
In addition to the above, management will perform an assessment of any possible changes to identify if further targeted professional advice is warranted and should be engaged by Cascal.
***
     In connection with the foregoing responses, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to the Company’s Annual Report or other filings with the Commission, please contact Alan Waxman, Squire, Sanders & Dempsey L.L.P., 30 Rockefeller Plaza, New York, New York 10112, at (212) 872.9831, by fax at (212) 872.9815, or by email at awaxman@ssd.com.

Sincerely,
/s/ Jonathan Lamb
Jonathan Lamb
General Counsel and Company Secretary